

Mail Stop 4631

March 29, 2010

Via U.S. Mail

Li Shun Qing
Chief Executive Officer
China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

>   **RE: China Ceramics Co., Ltd.**
>   **Amendment No. 1 to Form F-1**
>   **Filed March 15, 2010**
>   **File No. 333-164784**

Dear Mr. Li:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We have considered your response to comment one in our letter dated March 3, 2010. We remain concerned that the proposed transaction could be a primary offering. In our view, the following facts suggest strongly that the proposed offering is a primary offering:

   • the selling security holders acquired the subject securities from the registrant in November 2009 and have subsequently held those securities for approximately five months;

   • the selling security holders are affiliates of the registrant; and

- the aggregate number of securities being registered (32,079,083 shares) on behalf of the selling security holders is well more than three times the size of the number of shares currently outstanding (8,950,171).

If you wish to proceed with the offering, you should identify the selling security holders as underwriters and revise the prospectus accordingly. In addition, unless you are eligible to conduct an at-the-market offering pursuant to Rule 415(a)(4), the selling security holders must offer and sell the securities covered by the registration statement at a fixed price rather than at prevailing market prices.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP